UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: March 24, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated March 23, 2011, entitled “2010 Annual Results Announcement”.
99.2	Press release dated March 23, 2011, entitled “CNOOC Limited’s Production and Net Profit Both Hit Record High”.
99.3	Announcement dated March 23, 2011, entitled “Clarification Announcement”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

2010 Annual Results Announcement

CHAIRMAN’S STATEMENT

Dear shareholders,

With the year 2010 quietly slipping by, CNOOC Limited has reached another milestone in the course of its development with your care and support. In reporting the Company’s major operating results, I hereby would like to sum it up in two key expressions – “a new era of growth” and “changes in management team”. I will also share with you my thoughts on CNOOC Limited’s future development in another key expression – “value creation as top priority”.

A new era of growth

As you know, in 2010, on the premise of implementing its established business strategies, CNOOC Limited has taken another big step forward in its business development including a significant increase in production, breakthroughs in exploration, and remarkable financial results. In addition, the Company has made considerable achievements in its overseas development.

Although the operating results of this year continued to show record development and enviable growth as in the previous years, in my view, and to CNOOC Limited, the long-term implication of this year’s outstanding results has surpassed that of the previous years.

In 2009, with annual oil and gas production volume reaching 227.7 million BOE, CNOOC Limited had already secured the leading position among the independent oil and gas companies in the world. At that time, the market was already concerned about whether the Company could keep its rapid growth momentum on top of such large production base. In 2010, CNOOC Limited proactively addressed such market concern by achieving net production of 328.8 million BOE, representing a significant increase of 44.4%.

I understand that our investors’ goals are not limited to our “record-breaking” achievements in the past. What made me feel inspired is: CNOOC Limited is still capable of, on top of 10-year growth story, delivering further growth from the platform of such high production volume. In 2011, the Company’s annual production target is 355 to 365 million BOE, and over the next five years, the production target of the compound annual growth rate is between 6% and 10%.

I believe that CNOOC Limited’s remarkable performance will dismiss any concerns whether its glory will only be “a flash in the pan”. The Company is already well equipped with the strength to realize its long-term development target on a new production platform.

Changes in management team

While the remarkable growth was recorded in our results for the year, our management team was also growing at the same time. In 2010, the team was strengthened through changes made during the year. The injection of new force and the inheritance of experiences were carried out at the same time.

In the year, I officially resigned from the role of Chief Executive Officer. During my seven year’s term as Chief Executive Officer, I worked sincerely with other members of senior management and together we led CNOOC Limited to its outstanding growth and brought up our succession team.

In 2010, our successors got ready to assume more responsibilities. The Board made an unanimous decision that Mr. YANG Hua, former President and Chief Financial Officer of our Company, will step into the new role as Chief Executive Officer. Mr. LI Fanrong, who has served the Company for many years, was appointed as the President. Mr. ZHONG Hua, the new Chief Financial Officer, has also served in the offshore oil industry for almost 30 years.

I have confidence in their ability, passion, and integrity with which they will lead CNOOC Limited to a bright future. For this reason, I was able to resign from the role of Chief Executive Officer without any worries.

In the future, as the Chairman and together with other Board members, I will be responsible for steering the direction of the Company, to support and oversee the management team for its daily management and operations so as to ensure that the Company will continue to create value and maintain a sustainable development.

Value creation as top priority

The Company will continue to play the role of value creator for our shareholders.

In 2010, with its stock price appreciating 51.1% year over year, CNOOC Limited topped Hong Kong’s blue chip companies. I believe that this has delivered to you substantial benefit. In addition, the Board has proposed a year end dividend of HK$0.25 per share.

Our management team, as well as our entire staff and myself, are profoundly proud of such a remarkable value creating ability. I believe that our new management team will be able to further utilize and strengthen this ability.

In the future, in the course of achieving the “value creation as top priority”, I believe we need to focus on the following three aspects.

First of all, people – although most of the Company’s present management team members are trained and promoted internally, we never close the door against the talented people outside. As we enter a new era of growth, CNOOC Limited needs to further rely on the ability of human talent and welcome new talent from outside in order to create more value.

Secondly, a structured system – from my point of view, talented people create value and a structured system can preserve value. Although CNOOC Limited’s existing body of system is already quite adequate, it will never be perfect. It is my hope that under the guardian of a more comprehensive system, all value discovered and created by us will be able to sustain.

Thirdly, business development – for any company that is committed to growth, it must fight for more growing space and larger market share in order to create more value. Besides the sophisticated operation on the home ground, one of the “shortcuts” to achieve growth is to set our eyes on the global arena. CNOOC Limited will not, and should not, confine itself to its current scale. While seeking growth in offshore China where we enjoy great potential and operational advantages, we will not give up any suitable chance to expand our business in other regions.

CNOOC Limited is moving forward in courageous strides to pursue growth. I hereby pledge that, although the road to achieving such growth target will be filled with barriers, the Company will continue to move forward on this journey of value creation and sustainable development. I hope to win your continuous support while achieving this goal.

FU Chengyu
Chairman

Hong Kong, 23 March 2011

CEO’S STATEMENT

Dear shareholders,

I am YANG Hua, the Chief Executive Officer of CNOOC Limited. I am very pleased to be given this opportunity to communicate with you in this way.

While I was the Company’s President and Chief Financial Officer, I was lucky to have had the chance to come into frequent contacts, and thus have been able to feel, at a close distance, the concerns and supports from our shareholders. Very often, I was able to gain the wisdom and power from such experiences that have been so beneficial to the Company’s long term development.

I hope to take this unique opportunity in writing to help you further understand management’s overview and vision on the future development of the Company.

New Achievements

Like many other members of CNOOC Limited’s management team, I am a veteran CNOOC man and have been working in China’s offshore oil industry since I was fresh out of the college.

During many years with the Company, I have personally witnessed its outstanding achievements and followed closely its enviable footsteps of growth. Nevertheless, I am very proud of the development momentum presented by the Company in 2010.

In 2010, our net production reached 328.8 million BOE, representing a significant increase of 44.4% over the previous year. Our exploratory activities achieved remarkable results with an aggregate of 13 new discoveries, including the important deepwater discovery of Liuhua 29-1. Development projects went on smoothly, and 9 new oil and gas fields commenced production. Our overseas development has also made noticeable progress that our business spanned over to South America and the Middle East as well as making the first debut in the shale oil and gas business. Meanwhile, the Company’s net profits increased substantially to reach RMB54.41 billion, and the basic earnings per share enjoyed steady growth to RMB1.22. During the year and for the first time, it received the “Energy Company of the Year” by Platts Global Energy Awards.

In 2010, CNOOC Limited has achieved remarkable results in many aspects, and I hereby would like to share with you the following achievements.

First of all, exploratory activities. In 2010, we consistently achieved satisfactory results from our exploration in the continental shelf offshore China with a few important new discoveries including the large-scale oil discovery of Penglai 9-1, fully demonstrating the potential of our traditional operation areas. On the other hand, in addition to the discoveries of Liwan 3-1 and Liuhua 34-2, another new discovery Liuhua 29-1 was made in the deepwater area of South China Sea. Thereafter, the gas-bearing sands were encountered during the drilling of Lingshui 22-1-1 well. These successes not only demonstrated the exploration potential in the deepwater South China Sea, but also encouraged us in carrying out independent deepwater explorations. Deepwater area of South China Sea, I believe, will become a critical driving force for the development of the Company in mid to long term.

Secondly, new development policy. With many years of practices, the Company has created a regional development model that a major oilfield plays a leading role in the development of the surrounding oilfields. During the year, such development model was successfully tested on the Xijiang oilfields and proven to be beneficial in terms of sharing facilities, reducing cost and improving the project economics. Apart from this, a comprehensive improving recovery mechanism, primarily led by infill drilling, has been officially established. During the year, based on numerous researches and operation practices, we increased our activities in this dimension and achieved remarkable results, keeping the composite decline rate of mature oilfields at a low level.

Thirdly, advancement in technical skills. Heavy oil extraction is a common conundrum faced by the entire industry. During the year, CNOOC Limited achieved pleasant results in testing the thermal recovery technology. Heavy oil reserves accounted for half of the crude oil reserves of the Company. The accumulation and spread-out of the technology and experiences in this respect will facilitate the effective exploitation of existing resources. In addition, a significant breakthrough was made in the research and application of the fracturing technology on oilfields with low permeability. Such advancement will further enhance the value of our assets and expedite the process to turn underground resources into oil and gas production.

Lastly, overseas development. During the year, CNOOC Limited successfully expanded its scope of business to South America and the Middle East region and made its first debut in shale oil and gas project in the United States. Through value-driven overseas development, the asset portfolio of CNOOC Limited has become more diversified and its regional distribution has been further broadened. We are happy to see the growth of our overseas assets, which will significantly expand our scope for development in long run.

The achievements made in year 2010 went far beyond these. I believe you will find more inspiring news about the Company’s business plan in the “Business Overview” section of the Company’s 2010 annual report.

New Challenges

While we are extremely delighted about the Company’s development, the management team has truly realized that after the course of CNOOC Limited’s glorious growth in the past decade or so, a number of challenges are gradually emerging.

As a company that has been established for just over 10 years, CNOOC Limited lacks as much as the rich experience accumulated by other international companies in the industry. Up to date, CNOOC Limited has been elevated onto a new development platform where we are faced with integrated and independent oil and gas companies that are larger in size and perform better than us. In order to compete with our international peers on this new platform, we need to deposit more “fortunes” in the aspects of human resources, management and technical skills.

I also clearly realized that, with the rapid growth of the production volume, the pressure on finding new reserves and expanding the current reserve base has been enlarged greatly. In addition, increase in costs has become one of the steep challenges that the Company is confronting with. When conducting business in the offshore petroleum industry, health, safety, and environmental protection (HSE) is the constant challenge and should not be taken lightly.

Faced with these challenges, we will be pulled together and work hard as a team to lead the Company march down the road of the value creation towards its goal.

New Missions

In the future, we will focus on the following areas.

First of all, enhancing our ability to create value – As we have repeatedly emphasized, the production growth and cost control are the “two wings” indispensable for CNOOC Limited to realize the target. We clearly realized that in order to reach our production target, there are still many challenges ahead of us. The pressure of escalating cost that has become common in the industry could possibly reduce the value creation ability of the Company. In 2011 and over the next five years, as my primary mission, extra efforts will be made to production growth and cost control so as to better realize the intrinsic value of our assets.

Secondly, managing risks derived from future development – Although risk taking is part of the CEOs’ characteristics, I still hope I can effectively manage the major risks in the course of the Company’s development. While CNOOC Limited has always insisted on a conservative and sustainable style of doing business over the years, we cannot afford to overlook the potential risks hidden behind when the business environment is becoming more stringent and operating areas more widespread. The Company will continue to manage various risks by executing and improving the existing systems of internal control and risk management.

Thirdly, accumulating strength for our future growth momentum – Like all other companies, the annual performance review is the key indicator for measuring the performance of our management team. Apart from short term targets, the medium to long term sustainable growth of the Company is even more important. We will strive to discover more reserves and accumulate the resources for the sustainable growth. There is still ample room for reserve growth in the core operating areas and deepwater offshore China. In the next few years, we will be more proactive on exploration investments and deploy more profound work to further stabilize our organic growth platform.

As you know, there are a few new members in our management team besides myself, including our new President, Mr. LI Fanrong and our new Chief Financial Officer, Mr. ZHONG Hua. In terms of our new management team, our starting point is a company that has entered into a new era of growth, and a new development platform that has been so preciously built up through the invaluable experience, wisdom and unreserved efforts of our Board of Directors, our management team led by former Chief Executive Officer, Mr. FU Chengyu, and the entire staff. We will dedicate ourselves to the steady growth and value creation of the Company on such basis.

In our future conquests, I hope we will be accompanied by the trust of our Board and shareholders, the support of our staff and partners, as well as the cooperation of all other stakeholders. I firmly believe that, along the development path to CNOOC Limited’s evolution, we will also be able to carve out new milestones for the Company with our own hands.

YANG Hua
Chief Executive Officer

Hong Kong, 23 March 2011

Consolidated Statement of Comprehensive Income

Year ended 31 December 2010

(All amounts expressed in thousands of Renminbi, except per share data)
		Group
	Notes	2010	2009
REVENUE
Oil and gas sales	6	149,118,670	83,914,379
Marketing revenues		32,445,867	20,751,961
Other income		1,488,548	528,737

		183,053,085	105,195,077
EXPENSES
Operating expenses		(16,204,099)	(12,490,363)
Taxes other than income tax		(8,204,043)	(3,888,641)
Exploration expenses		(5,579,864)	(3,233,683)
Depreciation, depletion and amortization		(27,687,095)	(15,942,902)
Special oil gain levy		(17,705,577)	(6,357,304)
Impairment and provision		(26,536)	(6,903)
Crude oil and product purchases		(32,236,448)	(20,455,217)
Selling and administrative expenses		(3,062,608)	(2,263,957)
Others		(941,467)	(231,527)

		(111,647,737)	(64,870,497)

PROFIT FROM OPERATING ACTIVITIES		71,405,348	40,324,580

Interest income		703,849	638,252
Finance costs	8	(1,222,023)	(534,539)
Exchange gains, net		994,795	53,799
Investment income		427,491	199,925
Share of profits of associates		198,854	173,459
Non-operating income/(expenses), net		141,677	(34,385)

PROFIT BEFORE TAX	7	72,649,991	40,821,091
Income tax expense	9	(18,240,443)	(11,335,516)

PROFIT FOR THE YEAR ATTRIBUTABLE TO OWNERS OF THE PARENT		54,409,548	29,485,575

OTHER COMPREHENSIVE INCOME/(LOSS）
Exchange differences on translation of foreign operations		(2,496,081)	(158,312)
Net gain /(loss) on available-for-sale financial assets, net of tax		5,590,380	(73,736)
Share of other comprehensive income of associates		2,752	6,979

OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR, NET OF TAX		3,097,051	(225,069)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO OWNERS		57,506,599	29,260,506

EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic	10	RMB1.22	RMB0.66
Diluted	10	RMB1.21	RMB0.66

Consolidated Statement of Financial Position

31 December 2010

(All amounts expressed in thousands of Renminbi)
		Group
	Notes	2010	2009
NON-CURRENT ASSETS
Property, plant and equipment		212,330,626	165,319,871
Intangible assets and goodwill		3,022,201	1,230,127
Investments in associates		1,781,090	1,726,806
Available-for-sale financial assets		8,703,726	3,119,955
Other non-current assets		1,435,781	-

Total non-current assets		227,273,424	171,396,759

CURRENT ASSETS
Inventories and supplies		4,076,296	3,145,855
Trade receivables	11	20,234,732	13,115,883
Held-to-maturity financial assets		3,040,200	-
Available-for-sale financial assets		18,939,974	8,582,364
Other current assets		2,814,971	2,542,325
Time deposits with maturity over three months		11,975,623	20,870,000
Cash and cash equivalents		39,571,023	22,615,037

Total current assets		100,652,819	70,871,464

CURRENT LIABILITIES
Loans and borrowings	13	21,630,674	122,092
Trade and accrued payables	12	18,550,477	15,607,640
Other payables and accrued liabilities		18,160,216	9,773,557
Taxes payable		11,068,719	5,538,661

Total current liabilities		69,410,086	31,041,950

NET CURRENT ASSETS		31,242,733	39,829,514

TOTAL ASSETS LESS CURRENT LIABILITIES		258,516,157	211,226,273

NON-CURRENT LIABILITIES
Loans and borrowings	13	11,716,049	18,570,061
Provision for dismantlement		16,026,805	11,281,089
Deferred tax liabilities	9	13,122,064	7,439,620
Other non-current liabilities		1,885,292	-

Total non-current liabilities		42,750,210	37,290,770

NET ASSETS		215,765,947	173,935,503

EQUITY
Equity attributable to owners of the parent
Issued capital	14	949,299	949,299
Reserves		214,816,648	172,986,204

TOTAL EQUITY		215,765,947	173,935,503

Yang Hua                                                                        Wu Guangqi
Director                                                                          Director

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
31 December 2010
(All amounts expressed in Renminbi unless otherwise stated)

1.	CORPORATE INFORMATION

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). During the year, the Group was principally engaged in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of the directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

2.	STATEMENT OF COMPLIANCE

These financial statements have been prepared in accordance with International Financial Reporting Standards “IFRSs” (which also include International Accounting Standards (“IASs”) and Interpretations) issued by the International Accounting Standards Board (the “IASB”), Hong Kong Financial Reporting Standards “HKFRSs” (which also include Hong Kong Accounting Standards (“HKASs”) and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), accounting principles generally accepted in Hong Kong and the Hong Kong Companies Ordinance. A summary of the significant accounting policies adopted by the Group is set out below.

3.	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

The IASB has issued a number of new and revised IFRSs and IFRIC Interpretations that are first effective for the current accounting year commencing 1 January 2010 or later but available for early adoption. The equivalent new and revised HKFRSs and HKFRS Interpretations consequently issued by the HKICPA have the same effective dates as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. There have been no other material changes to HKFRSs.

(a)	Standards, revisions and amendments to IFRSs and HKFRSs which are applicable to the Group, and have been adopted for the first time for the current year’s financial statements:

IFRS 3/HKFRS 3 (Revised) – Business Combinations

IFRS 3/HKFRS 3 (Revised) introduces significant changes in the accounting for business combinations occurring on or after 1 January 2010. Changes affect the valuation of non-controlling interests, the accounting for transaction costs, the initial recognition and subsequent measurement of a contingent consideration and business combinations achieved in stages. These changes impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs and future reported results. The adoption of the revised standard has no significant impact on the Group.

IAS 27/HKAS 27 (Amended) – Consolidated and Separate Financial Statements

IAS 27/HKAS 27 (Amended) requires that a change in the ownership interest of a subsidiary (without loss of control) is accounted for as a transaction with owners in their capacity as owners. Therefore, such transactions will no longer give rise to goodwill, nor will it give rise to a gain or loss. The Group has not entered into a transaction that involved a change in the ownership interest of a subsidiary (without loss of control) and, therefore, the adoption of the Amendments did not have any impact on its consolidated and separate financial statement.

The changes introduced by the above revised standards have been applied prospectively.

3.	CHANGES IN ACCOUNTING POLICY AND DISCLOSURES （CONTINUED）

(b)
Standards, amendments and revisions which are applicable to the Group, and that are effective for accounting periods beginning on or after 1 January 2011, and will only be adopted by the Group upon or after their respective effective dates:

IFRS 9/HKFRS 9 - Financial Instruments: Classification and Measurement

IFRS 9/HKFRS 9 issued in November 2009 is the first part of Phase I of a comprehensive project to entirely replace IAS 39/HKAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9/HKFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39/HKAS 39. The approach in IFRS 9/HKFRS 9 is based on how an entity manages its financial instruments (its business model) and the contractual cash flow characteristics of the financial assets. This new standard will become effective on 1 January 2013. The adoption of the first phase of IFRS 9/HKFRS 9 will have an effect on the classification and measurement of the Group’s financial assets. The Group has not yet determined the extent of the impact of IFRS 9/HKFRS 9.

IAS 24/HKAS 24 (Revised) - Related Party Disclosures

IAS 24/HKAS 24 (Revised) clarifies and simplifies the definition of related parties. It also provides for a partial exemption of related party disclosure to government-related entities for transactions with the same government or entities that are controlled, jointly controlled or significantly influenced by the same government. The Group expects to adopt IAS 24/HKAS 24 (Revised) from 1 January 2011 and the comparative related party disclosures will be amended accordingly.

Improvements to IFRSs/HKFRSs

Apart from the above, the IASB/HKICPA has also issued Improvements to IFRSs/HKFRSs which set out amendments to a number of IFRSs/HKFRSs primarily with a view to removing inconsistencies and clarifying wording. The adoption of those amendments upon their effective dates in 2010 did not have any impact on the accounting policies, financial position or performance of the Group. While the adoption of some of the amendments when they will become effective after 1 January 2011 may result in changes in accounting policy, none of them are expected to have a material financial impact on the Group. Besides, the Group has also considered all other IFRICs/HKFRICs issued and they are unlikely to have any financial impact on the Group.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets and derivative financial instruments, which have been measured at fair value. These financial statements are presented in Renminbi (“RMB”) and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2010.

The results of subsidiaries are consolidated from the date of acquisition being the date on which the Group obtains control and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

The results of subsidiaries are included in the Company’s statement of comprehensive income to the extent of dividends received and receivable. The Company’s interests in subsidiaries are stated at cost less any impairment losses.

All intra-group balances, income and expenses and unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

5.	ACQUISITIONS AND OTHER VENTURES

(i)
On 13 March 2010, CNOOC International Limited (“CNOOC International”), a wholly-owned subsidiary of the Company, entered into agreements with Bridas Energy Holdings Ltd. (“BEH”) to form a 50:50 joint venture in Bridas Corporation, formerly a wholly-owned subsidiary of BEH, for a cash consideration of approximately US$3.1 billion. This transaction is aligned with the Company’s growth strategy by expanding its reach into Latin America and establishes a foundation for future growth in the region and other countries. Bridas Corporation, through its affiliates (including a 40% interest in Pan American Energy LLC, “PAE”) has oil and gas exploration and production activities in Argentina, Bolivia and Chile. On 4 May 2010, the Company completed its acquisition at a total consideration of US$3.1 billion.

The Group accounts for its investment in Bridas Corporation using the proportionate consolidation method.

(ii)
The Company and BEH, through Bridas Corporation, entered into a share purchase agreement with BP PLC (“BP”) on 28 November 2010, pursuant to which Bridas Corporation will acquire a 60% equity interest in PAE from BP for a consideration of approximately US$7.06 billion. The acquisition excludes PAE’s assets in Bolivia.

CNOOC International and BEH have agreed to contribute an aggregate amount of approximately US$4.94 billion to Bridas Corporation, to finance 70% of the consideration of the acquisition. The contribution will be made in equal amounts, i.e. approximately US$2.47 billion, by each of CNOOC International and BEH. The remaining 30% of the consideration, or approximately US$2.12 billion, will be satisfied by third party loans to be arranged by Bridas Corporation and/or additional contributions from CNOOC International and BEH.

Completion of the acquisition is conditional on, amongst others, all necessary governmented and regulatory approvals, and is expected to take place in the first half of 2011.

(iii)
On 30 April 2010, CNOOC China Limited, a wholly-owned subsidiary of the Company, signed a sale and purchase agreement to acquire an additional 24.5% participating interest in Block 15/34 from Devon Energy Corporation (“Devon”) for a cash consideration of US$515 million. On 18 June 2010, the Company completed its acquisition. Block 15/34 is located in the Pearl River Mouth Basin of South China Sea.

The Company is the operator of the block. Upon completion, the Company increased its participating interest to 75.5%.

(iv)
On 17 May 2010, CNOOC International, Türkiye Petrolleri A.O. (“TPAO”) and Iraqi Drilling Company (“IDC”) (collectively, the “Contractors”) entered into a Technical Service Contract (“TSC”) for the Missan oil fields in Iraq. The Contractors are engaged to achieve stipulated production targets through improved and enhanced recovery measures. The TSC provides for a cost recovery mechanism and remuneration fee on incremental production. The TSC has a contract term of 20 years, with an option to extend for additional five years with relevant approval.

CNOOC International will act as the lead contractor and hold a 63.75% participating interest while TPAO will hold 11.25%. IDC will hold the remaining 25% participating interest. As a state partner, IDC will be entitled to receive a 25% participating interest of remuneration fee without paying any expenditure.

(v)
On 10 October 2010, CNOOC International through its wholly-owned subsidiary, OOGC America, Inc., signed a purchase agreement with Chesapeake Exploration, LLC, a subsidiary of Chesapeake Energy Corporation (“Chesapeake”), to purchase a 33.3% undivided interest in Chesapeake’s Eagle Ford Shale project in Texas with a cash consideration of approximately US$1.08 billion plus an upward adjustment of US$40 million paid on closing. In addition, CNOOC International has agreed to fund 75% of Chesapeake’s share of development costs in the project until an additional US$1.08 billion has been paid. The deal was closed on 15 November 2010.

6.	OIL AND GAS SALES

	Group
	2010	2009
	RMB’000	RMB’000

Gross sales	155,872,376	87,762,658
Less: Royalties	(3,523,914)	(1,463,385)
PRC government’s share of oil	(3,229,792)	(2,384,894)

Oil and gas sales	149,118,670	83,914,379

7.	PROFIT BEFORE TAX

The Group’s profit before tax is arrived at after charging/(crediting):

	Group
	2010	2009
	RMB’000	RMB’000
Crediting:
Interest income from bank deposits	(703,849)	(638,252)
Exchange gains, net	(994,795)	(53,799)

Investment income:
– Net gain from available-for-sale financial assets	(425,037)	(199,925)
– Net gain from held-to-maturity financial assets	(2,454)	-

	(427,491)	(199,925)

Charging:
Auditors’ remuneration:
– Audit fee	17,674	15,447
– Other fees	2,468	2,619

	20,142	18,066

Employee benefit expense (including directors’ remuneration):
– Wages, salaries and allowances	1,580,704	952,319
– Labour costs paid to contractors	2,190,133	1,696,767
– Equity-settled share option expenses	217,633	184,343

	3,988,470	2,833,429

Depreciation, depletion and amortization:
– Property, plant and equipment	27,886,422	15,819,121
– Intangible assets	195,203	167,776
Less: Net amount capitalized	(394,530)	(43,995)

	27,687,095	15,942,902

Operating lease rentals:
– Office properties	128,111	127,008
– Equipment	1,819,079	1,653,464

	1,947,190	1,780,472

Loss/(gain) on disposal of property, plant and equipment	65,192	(1,564)
Repairs and maintenance	2,985,135	1,846,688
Research and development costs	823,448	539,233
Provision for inventory obsolescence	26,381	6,955

8.	FINANCE COSTS

	Group
	2010	2009
	RMB’000	RMB’000

Interest on bank loans
which are repayable within five years	356,529	87,394
Interest on other loans	383,604	386,838
Other borrowing costs	34,059	33,593

Total borrowing costs	774,192	507,825

Less: Amount capitalized in property, plant and equipment	(394,492)	(439,850)

	379,700	67,975
Other finance costs:
Unwinding of discount on provision for dismantlement	762,394	466,439
Other	79,929	125

	1,222,023	534,539

The interest rates used to determine the amount of related borrowing costs for capitalization varied from 4.1% to 6.375% (2009: from 4.1% to 6.375%) per annum during the year.

9.	INCOME TAX

An analysis of the tax expense in the Group’s consolidated statement of comprehensive income is as follows:

	Group
	2010	2009
	RMB’000	RMB’000

Overseas
Current income tax	1,430,030	657,614
Deferred tax	796,294	1,362,833
PRC
Current income tax	17,433,444	8,663,709
Deferred tax	(1,419,325)	651,360

Total tax charge for the year	18,240,443	11,335,516

A reconciliation of the statutory PRC corporate income tax rate to the effective income tax rate of the Group is as follows:

	Group
	2010	2009
	%	%

Statutory PRC enterprise income tax rate	25.0	25.0
Effect of different tax rates for the Company and overseas subsidiaries	0.3	3.0
Tax credit from the government	(0.1)	(0.3)
Profit attributable to associates	(0.1)	(0.1)
Other permanent differences	-	0.1

Group’s effective income tax rate	25.1	27.7

9.	INCOME TAX (CONTINUED)

The movements of deferred tax liabilities are as follows:

	Group
	2010	2009
	RMB’000	RMB’000

At 1 January	7,439,620	5,428,323
Credited to the consolidated statements of comprehensive income	(623,031)	2,014,193
Acquisition	6,640,853	-
Exchange differences	(335,378)	(2,896)

At 31 December	13,122,064	7,439,620

10.	EARNINGS PER SHARE

	Group
	2010	2009

Earnings
Profit for the year attributable to ordinary equity holders for the basic and diluted earnings per share calculations	RMB54,409,548,000	RMB29,485,575,000

Number of shares
Number of ordinary shares issued at the beginning of the year	44,669,199,984	44,669,199,984

Weighted average number of ordinary shares for the basic earnings per share calculation	44,669,199,984	44,669,199,984

Effect of dilutive potential ordinary shares under the share option schemes	151,987,482	102,514,345

Weighted average number of ordinary shares for the purpose of diluted earnings per share	44,821,187,466	44,771,714,329

Earnings per share:
Basic	RMB1.22	RMB0.66
Diluted	RMB1.21	RMB0.66

11.	TRADE RECEIVABLES

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Trade receivables are non-interest-bearing.

As at 31 Decmeber 2010 and 2009, substantially all the trade receivables were aged within 30 days. All customers have a good repayment history and all receivables are not past due.

12.	TRADE AND ACCRUED PAYABLES

As at 31 December 2010 and 2009, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest-bearing and are normally settled within six months.

13.	LOANS AND BORROWINGS

Current

		Group
		2010				2009
		RMB’000				RMB’000
	Effective interest rate and final maturity	Bank loan	Notes /Bonds		Total	Bank loan	Notes /Bonds	Total

Short-term loans and borrowings
General loans	LIBOR+0.7% to 1.3% per annum within one year	16,358,069	–		16,358,069	–	–	–
Loans proportionately consolidated from Bridas Corporation	1.38% per annum with maturity within one year	86,616	–		86,616	–	–	–
		16,444,685	–		16,444,685	–	–	–
Loans and borrowings due within one year
For Tangguh LNG Project****	LIBOR+0.23% to 0.38% per annum with maturity within one year	184,398	–		184,398	122,092	–	122,092
For Nigeria OML130 Project	LIBOR+4% per annum with maturity within one year	4,652,116	–		4,652,116	–	–	–
Loans and notes proportionately consolidated from Bridas Corporation	4.14%-12.25% and LIBOR+5% to 5.5% per annum with maturity within one year	186,035	163,440	*	349,475	–	–	–
		5,022,549	163,440		5,185,989	122,092	–	122,092
		21,467,234	163,440		21,630,674	122,092	–	122,092

Non-Current

		Group
		2010				2009
		RMB’000				RMB’000
	Effective interest rate and final maturity	Bank loan	Notes /Bonds		Total	Bank loan	Notes /Bonds	Total

For Tangguh LNG Project****	LIBOR+0.23% to 0.38% per annum with maturity through 2021	2,910,795	–		2,910,795	3,025,942	–	3,025,942
For Nigeria OML130 Project	LIBOR+4% per annum with maturity through 2015	387,428	–		387,428	8,790,966	–	8,790,966
Loans and notes proportionately consolidated from Bridas Corporation	4.14%-12.25% and LIBOR+3.75% to 5.5% per annum with maturity through 2012-2018	1,031,658	825,709	*	1,857,367	–	–	–
Finance (2002)**		–	3,304,516		3,304,516	–	3,401,014	3,401,014
Finance (2003)***		–	3,255,943		3,255,943	–	3,352,139	3,352,139
		4,329,881	7,386,168		11,716,049	11,816,908	6,753,153	18,570,061

13.	LOANS AND BORROWINGS (CONTINUED)

*
These represent long-term bonds issued by Pan American Energy LLC, a jointly-controlled entity of the Company. One of the bonds will mature in 2012 with total principal amount of US$50 million, bearing effective interest rate of 7.75%, another one will mature in 2021 with total principal amount of US$100 million, bearing effective interest rate of 7.875%.

**
The principal amount of US$500 million of 6.375% guaranteed notes due in 2012 issued by CNOOC Finance (2002) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2002) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

***
The principal amount of US$200 million of 4.125% guaranteed notes due in 2013 and the principal amount of US$300 million of 5.500% guaranteed notes due in 2033 issued by CNOOC Finance (2003) Limited, a wholly-owned subsidiary of the Company. The obligations of CNOOC Finance (2003) Limited in respect of the notes are unconditionally and irrevocably guaranteed by the Company.

****	The amount represented the Group’s share of utilized bank loans in Tangguh Liquified Natural Gas Project (the “Tangguh LNG Project”).

The Company delivered a guarantee dated 29 October 2007 in favour of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement dated 29 October 2007 in connection with the Tangguh LNG Project in Indonesia. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of approximately US$164,888,000. Together with the loan agreement dated 31 July 2006 with a maximum cap of approximately US$487,862,000, the total maximum guarantee cap is US$652,750,000.

An agreement in respect of the sale of a 3.05691% interest of the Company in the Tangguh LNG Project to Talisman Energy Inc. (“Talisman”) for a consideration of US$212.5 million became effective on 1 January 2008. The transaction was completed through the equity transfer of an indirect subsidiary of the Company. The Company through its subsidiary continues to hold a 13.89997% interest in the Tangguh LNG Project after the sale.

In addition, a letter of credit agreement was signed between the Company and Talisman with the execution of the aforesaid agreement. Accordingly, Talisman has delivered valid and unexpired standby letters of credit with the amount of US$120 million to the Company (as the beneficiary) as a counter-guarantee to offset the exposure of the Company’s guarantee for the aforesaid interest of 3.05691% in respect of the Tangguh LNG Project financing.

As at 31 December 2010, except for the general loans of US$1.77 billion secured by time deposits,all the bank loans of the Group were unsecured, and none of the outstanding borrowings were guaranteed by CNOOC.

14.	SHARE CAPITAL

		Share capital	Issued share capital equivalent of
Share	Number of shares	HK$’000	RMB’000

Authorized:
Ordinary shares of HK$0.02 each as at 31 December 2010 and 31 December 2009	75,000,000,000	1,500,000

Issued and fully paid:
Ordinary shares of HK$0.02 each as at 1 January 2009	44,669,199,984	893,384	949,299

As at 31 December 2009	44,669,199,984	893,384	949,299

As at 31 December 2010	44,669,199,984	893,384	949,299

15.	SEGMENT INFORMATION

(a)	Operating segments

The Group is organised on a worldwide basis into three major operating segments. The Group is involved in the upstream operating activities of the petroleum industry that comprise independent operations (in which the Group owns 100% participating interest), operations under production sharing contracts or other joint arrangements and trading business. These segments are determined primarily because the Group’s chief operating decision maker makes key operating decisions and assesses performance of the segments separately. The Group evaluates the performance of each segment based on profit or loss from operations before income tax.

The following table presents the segment financial information for the Group’s operating segments for the years ended 31 December 2010 and 2009.

	Independent operations		Production sharing contracts/ Other joint arrangements		Trading business		Corporate		Eliminations		Consolidated
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Sales to external customers:
Oil and gas sales	85,425,181	44,314,655	63,693,489	39,599,724	–	–	–	–	–	–	149,118,670	83,914,379
Marketing revenues	–	–	–	–	32,445,867	20,751,961	–	–	–	–	32,445,867	20,751,961
Intersegment revenues	–	102,278	17,638,325	8,828,793	–	–	–	–	(17,638,325)	(8,931,071)	–	–
Other income	490,838	239,721	868,359	169,967	–	–	129,351	119,049	–	–	1,488,548	528,737

Total	85,916,019	44,656,654	82,200,173	48,598,484	32,445,867	20,751,961	129,351	119,049	(17,638,325)	(8,931,071)	183,053,085	105,195,077

Segment results
Operating expenses	(7,775,179)	(6,184,270)	(8,428,920)	(6,306,093)	–	–	–	–	–	–	(16,204,099)	(12,490,363)
Taxes other than income tax	(4,434,340)	(2,245,181)	(3,769,703)	(1,643,460)	–	–	–	–	–	–	(8,204,043)	(3,888,641)
Exploration expenses	(4,120,482)	(2,400,933)	(1,459,382)	(832,750)	–	–	–	–	–	–	(5,579,864)	(3,233,683)
Depreciation, depletion and amortization	(12,833,219)	(6,845,081)	(14,853,876)	(9,097,821)	–	–	–	–	–	–	(27,687,095)	(15,942,902)
Special oil gain levy	(12,047,825)	(4,039,689)	(5,657,752)	(2,317,615)	–	–	–	–	–	–	(17,705,577)	(6,357,304)
Impairment and provision	(26,941)	(7,265)	405	362	–	–	–	–	–	–	(26,536)	(6,903)
Crude oil and product purchases	–	–	–	–	(32,236,448)	(20,455,217)	–	–	–	–	(32,236,448)	(20,455,217)
Selling and administrative expenses	(122,101)	(32,858)	(1,290,249)	(989,237)	–	–	(1,650,258)	(1,241,862)	–	–	(3,062,608)	(2,263,957)
Others	(533,432)	–	(280,199)	(206,896)	–	–	(127,836)	(24,631)	–	–	(941,467)	(231,527)
Interest income	–	–	113,471	4,689	–	–	590,378	633,563	–	–	703,849	638,252
Finance costs	(502,041)	(295,777)	(518,374)	(211,432)	–	–	(201,608)	(27,330)	–	–	(1,222,023)	(534,539)
Exchange gains, net	–	–	34,189	25,434	–	–	960,606	28,365	–	–	994,795	53,799
Investment income	–	–	–	–	–	–	427,491	199,925	–	–	427,491	199,925
Share of profits of associates	–	–	–	–	–	–	198,854	173,459	–	–	198,854	173,459
Non-operating income /(expenses), net	–	–	–	–	–	–	141,677	(34,385)	–	–	141,677	(34,385)
Income tax expense	–	–	–	–	–	–	(18,240,443)	(11,335,516)	–	–	(18,240,443)	(11,335,516)

Segment profit for the year	43,520,459	22,605,600	46,089,783	27,023,665	209,419	296,744	(17,771,788)	(11,509,363)	(17,638,325)	(8,931,071)	54,409,548	29,485,575

Other segment information
Segment assets	93,405,225	83,722,039	171,417,568	112,632,892	3,159,646	2,202,254	58,162,714	41,984,232	–	–	326,145,153	240,541,417
Investments in associates	–	–	–	–	–	–	1,781,090	1,726,806	–	–	1,781,090	1,726,806

Total assets	93,405,225	83,722,039	171,417,568	112,632,892	3,159,646	2,202,254	59,943,804	43,711,038	–	–	327,926,243	242,268,223

Segment liabilities	(20,740,249)	(16,557,308)	(65,916,382)	(31,698,358)	(1,357,630)	(428,178)	(24,146,035)	(19,648,876)	–	–	(112,160,296)	(68,332,720)

Total liabilities	(20,740,249)	(16,557,308)	(65,916,382)	(31,698,358)	(1,357,630)	(428,178)	(24,146,035)	(19,648,876)	–	–	(112,160,296)	(68,332,720)

Capital expenditures	24,707,475	30,415,023	54,392,838	13,251,396	1,334	–	91,964	41,358	–	–	79,193,611	43,707,777

15.	SEGMENT INFORMATION (Continued)

(b)	Geographical information

The Group mainly engages in the exploration, development, production and sales of crude oil, natural gas and other petroleum products in offshore China. Activities outside the PRC are mainly conducted in Indonesia, Australia, Nigeria, Argentina, the United States of America, Canada and Singapore.

In presenting the Group’s geographical information, revenues from external customers are based on the location of the Group’s customers, and non-current assets are attributed to the segments based on the location of the Group’s assets. No further analysis of geographical information is presented for revenues from external customers as over 73% of the Group’s revenues are generated from PRC customers, and revenues generated from customers in other locations are individually less than 10%.

The following table presents certain non-current assets and capital expenditure information for the Group’s geographical information for the years ended 31 December 2010 and 2009.

	PRC		Asia excluding PRC		Oceania		Africa		North America		South America		Consolidation and elimination		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Non-current assets	126,562,393	115,498,324	13,008,029	14,471,808	2,782,040	3,117,455	30,817,872	33,901,366	16,526,562	1,301,173	28,885,677	－	(12,875)	(13,322)	218,569,698	168,276,804
Capital expenditures	31,938,380	36,881,164	1,788,516	1,891,349	－	444,104	2,539,979	3,163,512	15,640,517	1,327,648	27,286,219	－	－	－	79,193,611	43,707,777

The information on non-current assets above is based on the location of assets and excludes financial instruments.

(c)	Information about a major customer

The current year’s revenue of approximately RMB34,383,928,000 (2009: RMB24,332,653,000) was derived from sales by the independent operations and production sharing contracts segments to a single customer, including sales to a group of entities which are known to be under common control with that customer.

16.	SUBSEQUENT EVENTS

(i)
On 26 January 2011, CNOOC Finance (2011) Limited, a wholly-owned subsidiary of the Company, issued US$1,500 million 4.25% guaranteed notes due 2021 and US$500 million 5.75% guaranteed notes due 2041 (collectively referred as the “Notes”). The obligations of CNOOC Finance (2011) Limited in respect of the Notes are unconditionally and irrevocably guaranteed by the Company.

(ii)
On 29 January 2011, CNOOC International through its wholly-owned subsidiary, OOGC America, Inc., signed a purchase agreement with Chesapeake Exploration, LLC, a subsidiary of Chesapeake to purchase a 33.3% undivided interest in the Denver-Julesburg (DJ) and Powder River Basins in northeast Colorado and southeast Wyoming with a cash consideration of US$570 million. In addition, CNOOC International has agreed to fund 66.7% of Chesapeake’s share of drilling and completion costs in the project until an additional US$697 million has been paid, which Chesapeake expects to occur by year end of 2014. The deal was closed on 11 February 2011.

(iii)
On 28 February 2011, Bridas Corporation acquired 100% interests of Exxon Mobile's refining and fuels marketing business in Argentina, Uruguay and Paraguay. The consideration is US$520 million. The sale and purchase agreement was signed by the parties on 28 February 2011 in London. The closing of the transaction is expected to occur in the third quarter of 2011 after the required antitrust approval is obtained from Argentina and Uruguay governments.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW AND PROSPECTS

In 2010, the world economy continued to recover from the financial crisis with the support of the governments’ loosening monetary policies and economic stimulus plan. The economy in China also developed rapidly and steadily with Government’s proactive fiscal policy. Due to rising demands, international oil prices increased considerably over the previous year. On the other hand, the prices of raw materials and oilfield services continued to rise given the increasing inflation pressure. In addition, the oil spill incident at Gulf of Mexico also adversely affected the oil industry.

In the face of both opportunities and challenges, CNOOC Limited concentrated on its own business operation and achieved remarkable results.

In 2010, due to the strong production growth from the new oilfields, better than expected production growth from the mature oilfields by applying comprehensive adjustment measures, together with the production contribution from the acquisitions during the year, the net oil and gas production surged substantially by 44.4%. In exploration perspective, the Company made a number of discoveries in the mature regions as well as breakthroughs in the new areas and frontiers, especially in the deepwater region of South China Sea where the Company achieved a new discovery of Liuhua 29-1, demonstrating that the medium to long term development of the Company is upheld not only by core areas, but there is also ample potential in the new areas.

In 2010, CNOOC Limited took significant step in its overseas development by successfully expanding its scope of business to South America and the Middle East region and making its first debut in shale oil and gas exploration and development in North America. These acquisitions provided ample space for the Company’s long term development.

In 2010, the Company recorded strong financial performance, benefitting from rapid growth in oil and gas production, increase in realized oil and gas prices, and its comparatively low cost structure.

For the year ended 31 December 2010, the Company’s oil and gas sales were RMB149,118.7 million (US$ 22,008.8 million, with the exchange rates applicable for 2010 at 6.7754), representing an increase of 77.7% year over year. Net profit amounted to RMB54,409.5 million (US$8,030.4 million), representing an increase of 84.5% over last year.

For the year ended 31 December 2010, the Company’s basic and diluted earnings per share were RMB1.22 and RMB1.21 respectively.

Looking forward to the year 2011, the world economy is expected to maintain its pace of recovery, and the economy of China is expected to maintain its rapid growth. With the rising inflation pressure, the world economy remained uncertain. In addition, the operating costs in the industry may continue to rise, and this will put pressure on the Company’s cost control efforts.

2011 is expected to be a year of stable growth for the Company with increased investment in exploration and more than 10 new projects under construction. In addition, the Company plans to improve the value of its existing resources, to promote the regional development of oil and gas fields as well as large-scale comprehensive adjustments. In this regard, the Company’s capital expenditure is expected to continue to rise. We expect that the rapid growth of Company’s production will continue over the next few years.

FINANCIAL RESULTS

Consolidated net profit

Our consolidated net profit increased 84.5% to RMB54,409.5 million (US$8,030.4 million) in 2010 from RMB29,485.6 million in 2009. The primary driving factors for the profit increase were higher production and sales volume, higher realized prices, and effective operating cost control. However, these positive factors were partially offset by higher special oil gain levy, higher income tax payments due to production volume and higher realized prices, and higher depreciation.

Revenues

Our oil and gas sales increased 77.7% to RMB149,118.7 million (US$22,008.8 million) in 2010 from RMB83,914.4 million in 2009, mainly due to the substantial increase in oil and gas production and higher realized oil prices. We sold 262.8 million barrels of crude oil in 2010, representing an increase of 40.6% from 186.9 million barrels in 2009. Sales volume of our natural gas increased 56.8% to 65.4 million BOE (379,595 Mmcf) in 2010 from 41.7 million BOE (238,480 Mmcf) in 2009. In 2010, our oil and gas production was 328.8 million BOE, of which, offshore China and overseas operations contributed 262.8 million BOE and 66.0 million BOE respectively. The overseas production accounted for 20.1% of our total net production in 2010, compared with 17.4% in 2009.

The average realized crude oil price increased by US$16.98 per barrel, or 28.0%, to US$77.59 per barrel in 2010 from US$60.61 per barrel in 2009. The average realized natural gas price increased by US$0.26/Mcf, or 6.5%, to US$4.27/Mcf, in 2010 from US$4.01/Mcf, in 2009. In 2010, having taken the opportunities arising from strong domestic demand for crude oil in China and the higher benchmark oil price in the Far East, we have achieved higher realized oil prices by closely monitoring the market movements and understanding the customers’ needs. On the other hand, based on the development of the domestic natural gas market, we raised the natural gas sales prices for certain customers through negotiations, which improved the overall natural gas prices.

In 2010, our net marketing profit, which is marketing revenues less costs of purchases, decreased 29.4% to RMB209.4 million (US$30.9 million) from RMB296.7 million in 2009. Our realized marketing profit margin, which is our net marketing profit calculated as a percentage of marketing revenues, decreased from 1.4% in 2009 to 0.7% in 2010, primarily due to less willingness to purchase oil at increasing price by our major customers.

Operating expenses

Our operating expenses increased 29.7% to RMB16,204.1 million (US$2,391.6 million) in 2010 from RMB12,490.4 million in 2009. Apart from the commencement of production of new oil and gas fields, the increase of operating expenses is also mainly attributable to the intensive operation workload of the existing producing fields. Operating expenses per BOE decreased 10.0% to RMB49.3 (US$7.27) per BOE in 2010 from RMB54.8 (US$8.03) per BOE in 2009. Operating expenses per BOE offshore China decreased 9.5% to RMB44.7 (US$6.60) per BOE in 2010 from RMB49.4 (US$7.23) per BOE in 2009. The decrease is attributable to the economies of scale resulted from the increase in oil and gas production. Overseas operating expenses per BOE decreased 16.3% to RMB67.7 (US$9.99) per BOE in 2010 from RMB80.9 (US$11.84) per BOE in 2009, primarily contributed by increased production percentage from low-cost oil and gas fields, such as Akpo oilfield in OML130, as well as the lower operating costs of newly-acquired oil and gas fields.

Taxes other than income tax

Our taxes other than income tax increased 111.0% to RMB8,204.0 million (US$1,210.9 million) in 2010 from RMB3,888.6 million in 2009, primarily as a result of increased tax payments due to the increase in oil and gas production and higher realized oil and gas prices, as well as including the local tax payment on our recently acquired overseas projects, such as Bridas.

Exploration expenses

Our exploration expenses increased 72.6% to RMB5,579.9 million (US$823.6 million) in 2010 from RMB3,233.7 million in 2009, primarily as a result of our continuously enhancing exploratory activities including more wells being drilled and more seismic data being acquired. In 2010, our independent exploration activities consisted of 48 wildcat wells and 33 appraisal wells. Meanwhile, we acquired 22,598 km 2D and 10,887 km2 3D seismic data in 2010. The continuing efforts made on the above mentioned items brought up a series of important discoveries on reserves.

Depreciation, depletion and amortization

Our depreciation, depletion and amortization increased 73.7% to RMB27,687.1 million (US$4,086.4 million) in 2010 from RMB15,942.9 million in 2009. Our average depreciation, depletion and amortization per barrel increased by 20.3% to RMB84.2 (US$12.43) per BOE in 2010 from RMB70.0 (US$10.25) per BOE in 2009, mainly attributable to the commencement of production on new oil and gas fields in 2009 and 2010, which were developed under the environment of increasing prices of raw materials and services over the past few years.

The dismantlement provisions related depreciation, depletion and amortization costs increased 78.9% to RMB1,662.0 million (US$245.3 million) in 2010 from RMB929.1 million in 2009. Our average dismantling costs per barrel increased 24.0% to RMB5.06 (US$0.75) per BOE in 2010 from RMB4.08 (US$0.60) per BOE in 2009. In addition to the new oil and gas fields and higher projected service fees and raw material prices, the increase in dismantlement cost is also attributable to the increased dismantlement obligations as a result of re-evaluation of expected work commitments.

Special Oil Gain Levy

Our Special Oil Gain Levy increased 178.5% to RMB17,705.6 million (US$2,613.2 million) in 2010 from RMB6,357.3 million in 2009, primarily as a result of our increased sales volume and higher realized oil prices offshore China.

Impairment and provision

Our impairment and provision increased 284.1% to RMB26.5 million (US$3.9 million) in 2010 from RMB6.9 million in 2009, primarily due to the inventory provision during the year.

Selling and administrative expenses

Our selling and administrative expenses increased 35.3% to RMB3,062.6 million (US$452.0 million) in 2010 from RMB2,264.0 million in 2009, mainly due to the increased selling expenses resulting from the higher sales volume, and the commission expenses incurred in 2010 for the acquisitions of new projects. Our selling and administrative expenses per barrel decreased 6.2% to RMB9.32 (US$1.38) per BOE in 2010 from RMB9.94 (US$1.46) per BOE in 2009, primarily as a result of the economies of scale from increased production.

Finance costs/Interest income

Our finance costs increased 128.6% to RMB1,222.0 million (US$180.4 million) in 2010 from RMB534.5 million in 2009, primarily due to the interest payment from additional debt obligations as well as the increase in unwinding of discount on provision for dismantlement in 2010. Our interest income increased 10.3% to RMB703.8 million (US$103.9 million) in 2010 from RMB638.3 million in 2009 as a result of more interest earned from the enlarged scale of banking deposits.

Exchange gains, net

Our net exchange gains increased 1,749.1% to RMB994.8 million (US$146.8 million) in 2010 from RMB53.8 million in 2009, primarily as a result of the exchange rate fluctuation in Renminbi during the year. In 2010, the exchange rates of Renminbi against U.S. dollar and Hong Kong dollar increased 3.1% and 3.5%, respectively.

Investment income

Our investment income increased 113.9% to RMB427.5 million (US$63.1 million) in 2010 from RMB199.9 million in 2009, primarily attributable to the increased investments on corporate wealth management products under the condition that the products are of good liquidity and low risk.

Share of profits of associates

Contributed by good performance of our associated companies, our share of profits of associates increased 14.6% to RMB198.9 million (US$29.4 million) in 2010 from RMB173.5 million in 2009.

Income tax expense

Our income tax expense increased 60.9% to RMB18,240.4 million (US$2,692.2 million) in 2010 from RMB11,335.5 million in 2009, primarily as a result of the increase in revenues and profit due to the increase of sales volume and average realized oil and gas prices. Our effective tax rate decreased to 25.1% in 2010 from 27.7% in 2009, primarily as a result of the tax benefit obtained in 2010 of OML130 project in Nigeria.

CAPITAL RESOURCES AND LIQUIDITY

Overview

Our primary source of cash during 2010 was cash flow from operating activities. We used cash primarily to fund capital spending program and dividends.

Cash generated from operating activities

In 2010, our cash inflow from operating activities was RMB83,498.2 million (US$12,323.7 million) as compared to RMB49,624.2 million in 2009, representing an increase of 68.3% from 2009. The increase in cash inflow from operating activities was mainly due to the increase of sales volume and higher realized oil and gas prices. The increase was also partially offset by corresponding costs, expenditures and other working capital occupied.

Cash used in investing activities

Net cash outflow from investing activities in 2010 was RMB64,800.0 million (US$9,564.0 million), representing an increase of RMB27,493.0 million, or 73.7% from RMB37,307.0 million in 2009. The increase in cash outflow from investing activities was mainly due to the RMB20,760.6 million used for reorganizing Bridas Corporation, a 50%/50% joint venture with Bridas Energy Holding Ltd., and RMB3,546.3 million used for acquisition of a 24.5% interest in Block 15/34 located in the Pearl River Basin, South China Sea from Devon Energy Corporation; and RMB7,762.4 million used for acquisition of a 33.3% undivided interest of Eagle Ford Shale project in Texas from Chesapeake Energy Corporation.

In 2010, our capital expenditures, other than the acquisitions mentioned above, decreased 25.1% to RMB29,512.1 million (US$4,355.8 million) from RMB39,376.3 million in 2009, primarily as a result of the decrease in the number of on-going projects, the improvement of operational efficiency, and the adverse impact on operations due to adverse weather conditions. Our development expenditures in 2010 are primarily related to the development of OML130, Bozhong26-3, Jinzhou25-1, Jinzhou25-1S, Penglai19-3, Jinxian1-1, Lufeng13-2 and the expenses incurred for improving the recovery factor of the producing fields.

In addition, our cash used in investing activities was also attributable to purchase of available-for-sale financial assets of RMB32,129.0 million (US$4,742.0 million) and held-to-maturity financial assets of RMB6,351.1 million (US$937.4 million). Our cash generated from investing activities was mainly from the proceeds from the sales of Rmb21,881.8 million (US$3,229.6 million) of available-for-sale financial assets and Rmb3,310.9 million (US$488.7 million) of held-to-maturity financial assets respectively, and from reducing Rmb8,894.4 million (US$1,312.7 million) in time deposits with maturity of more than three months.

Cash used in financing activities

Net cash outflow from financing activities in 2010 was RMB1,284.2 million (US$189.5 million), representing a decrease of RMB8,119.1 million, or 86.3% from RMB9,403.3 million in 2009. In 2010, the net cash outflow was mainly due to the distribution of dividends of RMB14,389.8 million (US$2,123.8 million) and the repayment of bank loans of RMB4,303.8 million (US$635.2 million). It was partially offset by cash inflow which was mainly due to bank borrowings of RMB17,245.6 million (US$2,545.3 million).

At the end of 2010, our total debt outstanding was RMB33,346.7 million (US$5,035.2 million), compared to RMB18,692.2 million at the end of 2009. The increase in debt in 2010 was primarily attributed to the acquisition activities and increase in general borrowings. Our gearing ratio, which is defined as interest bearing debt divided by the sum of interest bearing debt plus equity, was 13.4%.

RISK FACTORS

Our market risk exposures primarily consist of fluctuations in oil prices risk, currency risk, interest rate risk and business risk.

(i)	Oil price risk

As our realized oil prices are mainly determined by reference to oil prices in international market, international oil prices are highly volatile and could have a significant impact on our revenue and profit.

(ii)	Currency risk

Substantially all of the Company’s oil and gas sales are denominated in Renminbi and US dollars. On 21 July 2005, China reformed the exchange rate regime by moving into a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies. Renminbi would no longer be pegged to the US dollars. In 2010, Renminbi appreciated by approximately 3.1% against the US dollars. At the reporting date, approximately 62.1% (2009: 69.1%) of the Company’s cash and cash equivalents and time deposits with maturity over three months were denominated in Renminbi, and the remaining amounts were denominated in US dollars and Hong Kong dollars.

(iii)	Interest rate risk

As at the end of 2010, the interest rates for 25% of the Company’s debts were fixed. The weighted average terms of the Company’s debt was approximately 2.7 years.

(iv)	Business risk

The major operations of the Company are conducted in the PRC and many countries and accordingly are subject to special considerations and significant risks not typically associated with investments in equity securities of the United States of America and Western European companies. These include risks associated with, among others, the oil and gas industry, the political, economic and legal environments, influence of the national authorities over price setting and competition in the industry.

EMPOLYEES

As at 31 December 2010, the Company has total employees of 4,650.

Since 4 February 2001 the Company has adopted 4 stock option plans that were applicable to directors, senior management team members and other qualified beneficiaries and were exercised thereafter in accordance with each stock option plan.

The Company has set up a recruitment system that is primarily market driven, and has adopted a more appropriate salary structure.

CHARGES ON ASSETS

Together with the other joint venture partners and the operator of the NWS Project, CNOOC NWS Private Limited, our wholly owned subsidiary, signed a Deed of Cross Charge and an Extended Deed of Cross Charge pursuant to which certain liabilities incurred or to be incurred, if any, by us in respect of the NWS Project are secured by our interest in the NWS Project.

CONTINGENT LIABILITIES

(a)
On 8 January 2006, the Company signed a definitive agreement with South Atlantic Petroleum Limited (“SAPETRO”) to acquire a 45% working interest in the Offshore Oil Mining Lease 130 (“OML130”) in Nigeria (the “OML130 Transaction”) and the OML130 Transaction was completed on 20 April 2006.

In 2007, a local tax office in Nigeria (the “Nigeria local tax office”) conducted a tax audit on SAPETRO. According to the preliminary tax audit results, the Nigeria local tax office has raised a disagreement with the tax filings made for the OML130 Transaction.

The tax audit assessment made by the Nigeria local tax office has been contested by the Company in accordance with Nigerian laws. After seeking legal and tax advice, the Company’s management believes that the Company has reasonable grounds in making the contest. Consequently, no provision has been made for any expenses which might arise as a result of the dispute.

(b)
The Company has extended interest-free intercompany loans to CNOOC International, a wholly-owned subsidiary, to provide onward funding to its subsidiaries domiciled outside the PRC. Upon receipt of the Chinese Resident Enterprise Approval, the Company may be liable to pay taxes on the deemed interest income for the intercompany loan to CNOOC International starting from 1 January 2008. The Company is currently applying to and awaiting confirmation from its in-charge tax authority for an exemption on this possible deemed interest income.

DIVIDENDS

An interim dividend of HK$0.21 per share was declared on 19 August 2010, and paid to the shareholders of the Company on 17 September 2010. The Board recommended a payment of a final dividend of HK$0.25 per share, payable on 9 June 2011 to all shareholders on the register of members of the Company on 27 May 2011, subject to shareholders’ approval.

The payment of future dividends will be determined by the Company’s Board of Directors, which are based upon, among other things, the Company’s future earnings, capital requirements, financial conditions, future prospects and other factors which the Board of Directors may consider relevant. The Company’s ability to pay dividends will also depend on the cash flows determined by the dividends, if any, received by the Company from its subsidiaries and associates.

Cash dividends to the shareholders in Hong Kong will be paid in Hong Kong dollars. Cash dividends to the American Depositary Receipts (“ADR”) holders will be paid to the depositary in Hong Kong dollars and will be converted by the depositary into United States dollars and paid to the holders of ADRs.

Pursuant to the approval from the State Administration of Taxation of the PRC, the Company is regarded as a Chinese Resident Enterprise. The Company is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-Chinese resident enterprise shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-Chinese resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed, together with the management, the Group's consolidated financial statements for the year ended 31 December 2010, including the accounting policies adopted by the Group and has discussed the internal control and financial reporting matters. The Audit Committee of the Company has reviewed the annual results of the Company for the year ended 31 December 2010.

PURCHASE, DISPOSAL AND REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company and its subsidiaries did not purchase, dispose of or redeem any of the listed securities of the Company during the year ended 31 December 2010.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 20 May 2010 (Friday) to 27 May 2010 (Friday) (both dates inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the dividends and to attend the annual general meeting of the Company, all transfer documents, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 19 May 2010 (Thursday).

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES (“CG Code”)

The Company has complied with the provisions of the CG Code as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2010, except for deviations from provisions A.2.1 and A.4.1 only. The following summarizes the requirements under the relevant CG Code provisions (“CG Code Provisions”) and the Company’s reasons for such deviations.

CG Code Provision A.2.1

Under CG Coder Provision A.2.1, the roles of the chairman and chief executive officer are required to be separate and not to be performed by the same individual.

Mr. Fu Chengyu ("Mr. Fu") is the Chairman of the Board of the Company. In addition to the role of the Chairman of the Board, Mr. Fu was also the Chief Executive Officer of the Company until 15 September 2010. This constituted a deviation from CG Code Provision A.2.1.

From 16 September 2010, Mr. Yang Hua has been appointed as the Vice Chairman and Chief Executive Officer of the Company. Mr. Fu remains the Chairman of the Board of the Company. Accordingly, the Company is now in compliance with CG Code Provision A.2.1.

CG Code Provision A.4.1

Under CG Code Provision A.4.1, non-executive directors should be appointed for a specific term and be subject to re-election.

None of the existing Independent Non-executive Directors of the Company is appointed for a specific term. This constitutes a deviation from the CG Code provision A.4.1. However, all the Directors are subject to the retirement provisions under article 97 of the Articles of Association of the Company (“Article 97”). According to Article 97, one-third of the Directors for the time being must retire from the office by rotation at each annual general meeting. The Company has observed the need for good corporate governance practices. All the other incumbent Independent Non-executive Directors of the Company, except Mr. Wang Tao who was elected as a new Independent Non-executive Director of the Company for the first time by the shareholders at the annual general meeting of the Company on 29 May 2008, have retired from the office by rotation and have been re-elected in the past three years according to Article 97. Therefore, the Company considers that sufficient measures have been taken to ensure that the Company’s corporate governance practices are no less exacting than those in the CG Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a code of ethics (“Code of Ethics”) incorporating the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules. All directors have confirmed that they complied, during the year ended 31 December 2010, with the required standards set out in the Model Code.

PUBLICATION OF ANNUAL RESULTS AND ANNUAL REPORT

The electronic version of this announcement is published on the website of the Hong Kong Stock Exchange (the “Stock Exchange”) (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com). The annual report for the year ended 31 December 2010, containing all the information required by Appendix 16 to the Listing Rules, will be dispatched to shareholders of the Company and published on the Hong Kong Stock Exchange's website and the Company’s website in due course.

GENERAL

For the purpose of this announcement, unless otherwise indicated, translations of Renminbi into US dollars for 2010 have been made at the rate of RMB6.7754 to US$1(2009: RMB6.8317 to US$1). These translations are for the purposes of illustration only and no representation is made by the Company that any amounts in Renminbi and US dollars can be or could have been converted at the above rate or any other rates or at all.

By Order of the Board CNOOC Limited Fu Chengyu Chairman

Hong Kong, 23 March 2011

As at the date of this announcement, the Board comprises:

Executive Directors Yang Hua (Vice Chairman) Li Fanrong Wu Guangqi Non-executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

This announcement includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company that it believes are reasonable under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depend on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2009 Annual Report on Form 20-F filed on 23 April 2010.

Exhibit 99.2

For Immediate Release

CNOOC Limited’s Production and Net Profit Both Hit Record High

(Hong Kong, March 23, 2011) - CNOOC Limited (the “Company", NYSE: CEO, SEHK: 0883) today announced its annual results for the 12 months ended December 31, 2010.

In 2010, the Company’s net production reached 328.8 million barrels of oil equivalent (BOE), up 44.4% year-over-year (“yoy”), representing the highest production growth in its history. The record production growth is mainly attributable to production from new fields brought on stream since 2009, outstanding performance of the producing fields and the production contribution from newly acquired projects.

During the year, the Company’s average realized oil price reached US$77.59 per barrel and its average realized gas price reached US$4.27 per thousand cubic feet, representing an increase of 28.0% and 6.5% yoy respectively. The strong growth of oil and gas production, together with the high realized price, facilitated the Company’s oil and gas sales to reach RMB149.12 billion, an increase of 77.7% yoy. In the meantime, the Company’s net profit hit a record high of RMB54.41 billion, with a remarkable growth of 84.5% yoy.

In 2010, the Company achieved 12 independent discoveries and successfully appraised 12 oil and gas structures by 18 appraisal wells in offshore China. In respect of exploration under production sharing contracts, besides the deepwater discovery of Liuhua 29-1, 3 oil and gas structures were successfully appraised by 5 appraisal wells. In 2010, the Company’s reserve replacement ratio amounted to 202%, the highest since 2003.

In 2010, a total of 9 new projects successfully commenced production including Bozhong 3-2, Bozhong 29-4, Bozhong 19-4, Caofeidian 18-1, Bozhong 26-3, Luda 32-2, Weizhou 11-1E, Weizhou 6-8, and Huizhou 25-3. The production performance of each field either met or exceeded the expectations.

During the year, CNOOC Limited actively implemented its value-driven M&A strategy and made considerable achievements, including the acquisitions of interests in Bridas Corporation and Eagle Ford shale oil and gas project through which the Company has entered into the resource rich areas in South America and for the first time into the shale play in North America.

As a result of the improvement in efficiency and workload being postponed due to the weather constraints, the Company’s total capital expenditure decreased 18.8% yoy to US$5,071 million, with US$2,429 million spent on development, US$1,111 million on exploration, and US$1,437 million on production. During the period, the Company’s all-in cost increased 11.4% yoy to US$24.76 per BOE.

Mr. Yang Hua, CEO of the Company commented, “In 2010, CNOOC Limited recorded exciting results in production growth, reserve replacement and net profit, demonstrating the Company’s outstanding operational and management capabilities. Although in the year, the pressure on cost inflation was still one of the steep challenges faced by the entire industry, we were able to maintain a competitive cost structure among the global peers by implementing stringent cost control measures. ”

In 2010, our basic earnings per share (EPS) reached RMB1.22. The Board of Directors has proposed a year-end dividend of HK$0.25 per share. Together with an interim dividend of HK$0.21 per share, the Company will distribute a total dividend of HK$0.46 per share in the year.

Mr. Fu Chengyu, Chairman of the Company commented, “In 2010, I’m pleased that the Company maintained its excellent profitability while achieving rapid growth. We are willing to share the benefits with our shareholders in dividends according to our established dividend policy.”

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.
*** *** *** ***
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2009 Annual Report on Form 20-F filed on April 23, 2010.
*** *** *** ***

For further enquiries, please contact:

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com

Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

CLARIFICATION ANNOUNCEMENT

Reference is made to 2010 Annual Results Announcement dated 23 March 2011 ("2010 Annual Results Announcement") in which CNOOC Limited (the "Company") announced its 2010 annual results.

The Company wishes to clarify that the Register of Members of the Company will be closed from 20 May 2011 (Friday) to 27 May 2011 (Friday) (both dates inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the dividends and to attend the annual general meeting of the Company, all transfer documents, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 19 May 2011 (Thursday). Due to inadvertent typing error, the respective dates were stated as 20 May 2010, 27 May 2010 and 19 May 2010 in the English version of the 2010 Annual Results Announcement.

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 23 March 2011

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Yang Hua (Vice Chairman)	Edgar W. K. Cheng
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao
Non-executive Directors
Fu Chengyu (Chairman)
Zhou Shouwei
Wu Zhenfang